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15045544

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68320

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MainFirst Securities US Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Speicherstrasse 57
(No. and Street)

Frankfurt/Main (City) (State) Germany D-60327 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bjoern Kirchner +49 69 78808 222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

60 Crossways Park Drive West, Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Hans-Peter Gruenig and Bjoern Kirchner, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm MainFirst Securities US Inc., as of December 31, 2014, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

CEO

Title

Notary Public

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Roll of deeds No. 53/2015

I hereby certify that

> **Mr. Björn Kirchner**, born on 05.04.1966,
> identified by German Passport,
> with business address at 60327 Frankfurt am Main, Speicherstr. 57,

signed the attached document today in my presence.

The Notary asked with respect to a prior occupation in the sense of Art. 3. Para. 1 no. 7 Notarization Act. which was denied by the Participant.

Kostenberechnung gem. § 19 Abs. 2 Nr. 1 GNotKG

Nr. 25101 Unterschriftsbeglaubigung	20,00 €
Nr. 32014 19 % Mehrwertsteuer	3,80 €
	23,80 €

Frankfurt am Main, 17 February 2015

Rainer Jacob
Notary

DER PRÄSIDENT DES LANDGERICHTS FRANKFURT AM MAIN

APOSTILLE

(Convention de la Haye du 5 octobre 1961)

1. Land: Bundesrepublik Deutschland
   Diese öffentliche Urkunde
2. ist unterschrieben von Rainer Jacob
3. in seiner Eigenschaft als amtlich bestellter Notar
4. sie ist versehen mit dem Siegel/Stempel des(der) Notars

Bestätigt

5. in Frankfurt/Main **6. am 18.02.15**
7. durch den Herrn Präsidenten des Landgerichts
8. unter Nr. 91 Ea A 1606
9. Siegel/Stempel **10. Unterschrift**

DER PRÄSIDENT DES LANDGERICHTS FRANKFURT AM MAIN

i.A. Dr. Klinger

MAZARS

WeiserMazars

The Company's Statement of Financial Condition as of December 31, 2014, is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Main*First* Securities US Inc.

We have audited the accompanying statement of financial condition of Main*First* Securities US Inc. (a wholly-owned subsidiary of Main*First* Holding AG), (the "Company"), as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position Main*First* Securities US Inc. as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

February 18, 2015
Woodbury, NY

WEISERMAZARS LLP
60 CROSSWAYS PARK DRIVE WEST, SUITE 301 – WOODBURY, NEW YORK – 11797
TEL: 516.488.1200 – FAX: 516.488.1238 – WWW.WEISERMAZARS.COM

Main*First* Securities US Inc.
(A Wholly-Owned Subsidiary of Main*First* Holding AG)
Statement of Financial Condition
December 31, 2014

Assets	
Cash and cash equivalents	**$ 3.214.331**
Fee receivable	**69.001**
Furniture, equipment and leasehold improvements (net of accumulated depreciation of $ 126,118)	**197.559**
EDP Software (net of accumulated amortization of $ 6,841)	**4.886**
Prepaid income tax	**831.142**
Deferred tax asset	**8.000**
Prepaid expenses	**63.085**
Rent deposit	**125.709**
Other assets	**933**
Total assets	**$ 4.514.646**
Liabilities and Stockholder's Equity	
Liabilities	
Accrued expenses and other liabilities	**$ 500.084**
Accrued discretionary bonuses	**1.024.935**
Total liabilities	**1.525.019**
Stockholder's equity	
Common stock, no par value; 200 shares issued and outstanding	**-**
Additional paid-in capital	**2.200.000**
Retained earnings	**789.627**
Total stockholder's equity	**2.989.627**
Total liabilities and stockholder's equity	**$ 4.514.646**

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Main*First* Securities US Inc. ("the Company") is a foreign-owned broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is organized under the laws of the State of New York. Main*First* Securities US Inc. is a wholly-owned subsidiary of Main*First* Holding AG, Zurich. Main*First* Holding AG is wholly-owned by its partners and employees.

The Company generates commission by acting as a broker-dealer effecting equity sale of foreign securities and providing related brokerage services to institutional clients in the United States. Such equity sales and related services will be initiated as a result of the distribution of research reports on European equity securities by a foreign affiliate Main*First* Bank AG, Frankfurt am Main. The Company does not act as a market maker, nor does it engage in proprietary trading.

All foreign equity trades will be cleared and settled on a delivery versus payment ("DVP") basis. Accordingly, neither the Company nor its execution partner, Main*First* Bank AG, carry customer accounts or receive, deliver, or hold cash or securities in connection with such transactions. Main*First* Bank AG acts as counterparty on all client trades and enters into offsetting trades with market counterparties (on European markets, central counterparties or other brokers).

The Company has Offices of Supervisory Jurisdiction (OSJ's) in Frankfurt and New York with regulatory branch offices in London and Zurich.

2. Summary of Significant Accounting Policies

Basis of Preparation

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and prevailing industry practice.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from those estimates. Such estimates include the allowance for doubtful accounts, compensation accruals and estimated contingency reserves.

Foreign Currency Translation

The U.S. dollar ($) is the functional currency of the Company. Assets and liabilities denominated in foreign currencies are translated at December 31, 2014 exchange rates, whereas the

income statement accounts are translated at average rates of exchange for the year. Gains and losses resulting from foreign currency translation are included in net income.

Revenues and Expenses
Commissions and related expenses are recorded on a trade date basis as securities transactions occur. Revenue from research services is recognized when realizable and services have been performed.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three years for computer and telecommunication equipment, and eight years for furniture and fixtures. Leasehold improvements are amortized over the shorter of asset life or lease term.

Income Taxes
The Company utilizes the asset and liability method to calculate deferred tax assets and liabilities. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing tax laws and rates expected to be in effect at the time of reversal. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Valuation allowances are recognized if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

Cash and Cash Equivalents
The Company considers investments with original maturities of less than three months, when acquired, to be cash equivalents.

3. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following at December 31, 2014:

Furniture	$	147,645
Computer and telephone equipment		167,359
Leasehold improvements		8,673
Total		323,677
Less accumulated depreciation and amortization		126,118
Net	$	197,559

4. Income Taxes

The Company is subject to taxation in the United States, New York state and local jurisdiction.

There is no tax payable as at December 31, 2014.

As of December 31, 2014, the major sources of temporary differences and their deferred income tax effects are as follows:

		2014
Deferred tax assets/(liabilities)		
Furniture and equipment	$	(87,000)
Amortization		27,000
Other		68,000
Deferred tax asset, net	$	8,000

The Company has adopted the authoritative guidance under ASC No. 740 "Income Taxes" relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2014, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future.

The Company is no longer subject to U.S. federal, state, and local tax examinations for years before 2011.

5. Retirement Plan

The Company has a 401(k) profit sharing plan that covers all full-time employees who have attained the age of 21 and who have completed 30 days of service as defined in the plan. Contributions to the plan are determined annually by the Board of Directors. Eligible employees are immediately vested.

6. Commitments

At December 31, 2014, the Company was obligated under two operating lease agreements relating to property used for office space and other purposes. These lease agreements will expire on February 28, 2015 and February 21, 2025, respectively.

The future minimum lease payments are as follows:

2015	$	314,208
2016		259,046
2017		263,980
2018		269,013
2019		283,001
Thereafter		1,664,877
	$	3,054,125

7. Risk Management

Credit Risk
All foreign equity trades will be cleared and settled on a delivery versus payment ("DVP") basis. Accordingly, neither the Company nor its Execution and Clearing partner, MainFirst Bank AG, carry customer accounts or receive, deliver, or hold cash or securities in connection with such transactions. MainFirst Bank AG acts as counterparty on all client trades and enters into offsetting trades with market counterparties (on European markets, usually central counterparties). In the event that customers of the Company fail to perform their obligations with respect to the trade, such obligations under the SEC financial responsibility rules are the responsibility of the Company.

Major Clients
Five clients in the aggregate accounted for 25% of commissions income earned for the year ended December 31, 2014.

8. Related Party Transactions

Under the Service Level Agreement and the Expense Sharing Agreement with MainFirst Bank AG, the Company receives a commission allocation from MainFirst Bank AG consisting of introducing brokerage fees and other income and is allocated expenses for research, sales, execution and administrative services.

As of December 31, 2014, commission income due from MainFirst Bank AG of $49,806 and accrued liabilities from allocated expenses due to MainFirst Bank AG of $205,234 are included in the statement of financial condition.

The Company does not grant loans to any officer or employee of the Company.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. For purposes of the Net Capital Rule, the Company is regarded as the clearing firm, as MainFirst Bank AG is not a US registered firm. Accordingly, the Company has a minimum net capital requirement under SEC Rule 15c3-1 of the greater of $250,000 or 6.67% of aggregate indebtedness (equals 15 to 1 aggregate indebtedness to net capital).

At December 31, 2014, the Company had net capital of $2,242,777 which was $1,992,777 in excess of its required net capital of $250,000. At December 31, 2014, the Company had aggregate indebtedness of $971,554. The ratio of aggregate indebtedness to net capital was 0.43 to 1.

10. Fair Value of Financial Instruments

Accounting principles generally accepted in the United States of America require disclosure of fair value information about financial instruments, for which it is practicable to estimate the value, whether or not recognized on the statement of financial condition. As a registered broker-dealer, securities owned, if any, are already recorded at fair value.

The recorded value of all other financial assets and liabilities is considered to approximate fair value, due to the short-term nature of the financial instruments and revaluation policies followed by the Company.